UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated February 22, 2012.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2011 RESULTS

Highlights

•	Golar LNG reports consolidated net income of $17.2 million and consolidated operating income of $33.8 million for the fourth quarter of 2011
•	Golar LNG announces an increased quarterly cash dividend of $0.325 cents per share
•	Golar Arctic entered into a three year charter with annualized EBITDA contribution of $45.0 million
•	Golar announces firm contracts for two additional LNG carriers with Hyundai
•	Hilli is taken out of lay-up and reactivation project is underway
•	Golar purchases remaining 50% interest in Gandria and proceeds with re-activating the vessel
•	First dropdown into Golar LNG Partners successfully completed with the sale of the Golar Freeze
•	LNG shipping market tightening. Spot rates increased from $110,000/day to $135,000/day by the end of the quarter

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports consolidated net profit of $17.2 million and consolidated operating income of $33.8 million for the three months ended December 31, 2011 (the “fourth quarter”).

Revenues in the fourth quarter were $80.6 million as compared to $77.8 million for the third quarter of 2011 (the “third quarter”). The increase is primarily as a result of the additional revenue contribution from Gimi which was in charter throughout the quarter. Vessel utilisation in the fourth quarter also improved slightly to 100% as compared to 99% for the third quarter. Average daily time charter equivalent rates (“TCEs”) for the fourth quarter at $86,521 per day has decreased from the third quarter which was at $91,614 per day. This is mainly due to the dilutive effect of Gimi’s charter rate.

Operating cost in the fourth quarter at $17.6 million is higher than third quarter at $15.0 million. This is mainly due to the Gimi’s re-activation cost of $3.5 million offset slightly by a reduction in costs on the remaining vessels.

Net interest expense for the fourth quarter at $5.6 million is slightly higher from $4.9 million in the third quarter due to a slight increase in USD LIBOR which impacted the floating debt portion of the Company’s debt portfolio.

Other financial items have decreased to a loss of $0.05 million for the fourth quarter compared to a loss of $20.0 million in the third quarter. This is mainly due to the reversal of mark-to-market losses seen in the last quarter as a result of a slight increase in medium to long-term swap rates by the end of the fourth quarter.

The Company reports operating revenues of $299.9 million, operating income of $121.0 million and a net income of $46.7 million for the year ended December 31, 2011. This compares to operating revenues of $244.0 million, operating income of $60.2 million and a net income of $0.4 million for the year ended December 31, 2010.

Financing, corporate and other matters

Dividends
The Board has proposed an increased quarterly cash dividend of $0.325 per share in respect of the fourth quarter 2011 results. This further supports the Board’s positive outlook of the Company’s ability to take advantage of the rapid positive developments in the LNG markets. The record date for the dividend is March 11, 2012, ex-dividend date is March 7, 2012 and the dividend will be paid on or about March 21, 2012.

Golar Arctic charter
The Company announced on January 13, 2012 that it has succesfully secured a three year charter for the Golar Arctic with a major Japanese trading company. The charter will commence and influence earnings positively from second quarter 2012, when the vessel is expected to contribute approximately $45 million in annualized EBITDA.

Newbuildings
The Company announced on February 14, 2012 that it has entered into firm contracts with Hyundai Samho Heavy Industries Co., Ltd. (“Hyundai”) for two LNG carriers to be delivered in the third and fourth quarter of 2014. The aggregate price for the two ships is approximately $400 million. As with Golar’s existing newbuilding orders, the vessels will be delivered with tri-fuel diesel electric engines and with the lowest boil-off rate amongst LNG carriers. The firm contracts also come with fixed price options for another two LNG carriers.

The delivery dates and price achieved for these newbuildings make them a very attractive addition to Golar’s newbuilding programme. Including these two contracts, Golar now has nine LNG carriers and two FSRUs on order. Five of these will be delivered in 2013 starting from August of that year, with the rest being delivered in 2014. Along with its two open positions of modern carriers, Golar is uniquely positioned to take advantage of the LNG market in the periods 2012 to 2014 when the global expectation is very positive for LNG shipping. Furthermore, the development in the Company’s newbuilding programme confirms Golar’s commitment to be the world’s leading independent LNG shipping company.

Hilli
Following the successful re-activation of Gimi which has had one hundred percent utilization since its immediate placement into a high-quality charter, the Board has decided to re-activate Hilli. The vessel had been in lay-up in Labuan since April 2008. The Company expects the vessel to start generating income from second quarter 2012. The cost of re-activation will be approximately $20 million.

Gandria
The Company announced on January 23, 2012 that it had secured the remaining fifty percent (50%) interest in the company that owns the Gandria. The Company agreed a price of $19.5 million to own the title of the vessel outright. The Company is happy with the agreed price considering the demand for similar vessels during a very tight time of tonnage availability. Subsequent to its purchase the vessel is now in Singapore for a re-activation process. Re-activation cost is expected to be significantly lower than Gimi and Hilli. The Company expects the vessel to be contributing to revenue from second quarter 2012.

Golar Freeze sale to Golar LNG Partners L.P
The fourth quarter saw the first dropdown of an asset from the Company to Golar LNG Partners L.P (“Golar Partners”). The Freeze was sold for $330 million to Golar Partners which completed the acquisition by assuming the $108 million of outstanding senior bank debt on the FSRU and $222 million of vendor financing provided by Golar. The loan from the Company to Golar Partners has a term of three years and a fixed interest rate of 6.75%.

Financing
In April 2011, the Company entered into a new $80 million unsecured revolving credit facility with a company related to its major shareholder, World Shipholding. This facility has now been extended to $250 million and will be used to part finance the Company’s newbuilding instalments. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. As of 31 January, 2012, the amount drawn down from the facility is $145 million. No arrangement fee has been paid for the extension of the facility.

Shares and options
During the quarter a total of 91,395 Golar LNG options were exercised. In connection with this, the Company issued 91,395 new shares. The total number of remaining Golar LNG options is 848,904. The total number of shares outstanding in Golar excluding options is 80,236,252.

Shipping

During the quarter, strong demand for both First Generation and modern LNG carriers surfaced. Demand for multi-year shipping requirements continued to be driven by high demand for LNG, liquefaction projects due to increased exports; and fleet renewals. On the back of strong underlying sentiments, existing tonnage continued to be secured well in advance of scheduled redeliveries from existing Charterers and in advance of Charterers actual need. Owners of modern tonnage with structural availability in 2012-13 have shown preference to secure a minimum period of 3 years at historically high rates. While the pool of existing modern tonnage available for multi-year periods dwindled further during this quarter, small windows of vessel availability existed in the form of backhaul and short intra-regional voyage opportunities. In the absence of suitable modern tonnage, Charterers secured First Generation tonnage for periods of between 12-24 months as a bridging solution to their longer term structural shipping needs. As many as 11 fixtures, basis First Generation vessels, were secured for multi month charters in the fourth quarter. By the end of the quarter, the structural availability of First Generation vessels had tightened significantly.

During this quarter and driven by the sustained West-East arbitrage, charter rates rose sharply from around $110,000 per day, on a round trip basis for modern steam vessels to $135,000 per day by the end of the quarter. In addition, the high interest in First Generation tonnage saw rates climb in excess of $70,000 per day. With anticipated structural tightness during 2012-2014, Owners continue to have little interest in offering existing modern tonnage for less than a 3 year charter at rates in excess of $130,000 per day. Given the tightness in the market, Owners continue to retain the ability to be selective in which requirements to work (nature/period of commitment and nature of the Charterer).

Backwardation has weakened in the LNG shipping charter market. The Company believes that this curve has flattened somewhat, particularly for 3 to 7 year charter periods, as the major players realise the underlying strength of existing shipping demand.

The worldwide LNG fleet currently stands at 367 vessels including FSRUs, with a further 69 on order; 60 vessels have been ordered since January 1, 2011. Today, there is very limited shipyard capacity available before the last quarter of 2014 and diminishing availability for 2015.

In the period 2014 to 2015, substantial new LNG supply is anticipated from Australia and the Middle East, which will require significant and as yet unsecured additional shipping capacity. Additional shipping capacity will also be needed to support the development of new liquefaction capacity, as well as the growing short term / spot LNG trading business (which accounts for, on average, between 18-22% of the overall LNG trade). The development of potential U.S. LNG export capacity will further increase the demand for tonnage. The demand for LNG shipping is also positively affected by the debottlenecking of existing liquefaction facilities, which gives rise to additional LNG production.

Golar currently has three existing first generation vessels, four existing modern vessels and nine newbuilding LNG carriers available for employment over the next three years. With fundamental evidence of a structural deficit in the supply of LNG carriers in this same time period, the Board believes that the Company is advantageously positioned to lock in solid long term returns. Golar’s new vessels will be delivered with historically low boil off rates and will have in all material respects superior operating performance relative to the existing fleet. The Company has already entered into specific discussions with regards to chartering its open tonnage and expects that, in line with what was communicated in the third quarter results report, that several of the Company’s open newbuild positions will be covered in the coming months.

FSRUs

On the FSRU side of the business, the Board is disappointed that due to high rate indications the Company was unsuccessful in its recent bids. The deal flow in this sector continues to be robust and, given that the Company’s portfolio has the two earliest deliveries of newbuild FSRU’s out of the yards, the Board is optimistic at the prospects for continued growth. Regarding committed projects, the Board looks forward to the completion of the FSRU conversion for the Nusantara Regas Project in West Java Indonesia after which, similar to the successful Golar Freeze transaction, the vessel will be offered for sale into Golar LNG Partners.

The Company continues to bid into ongoing FSRU tenders. Golar’s outlook remains positive against firm demand for new projects and recognition that it has the only two FSRU newbuildings available during the period from Sep 2013 to approximately May of 2014. The Company remains committed to this sector with increasing focus on newbuildings and delivering projects to shareholders with a view to increased returns.

The West Java FSRU project is entering its final phases of project execution. Mechanical completion of the FSRU conversion is targeted at Jurong shipyard by the end of first quarter 2012. The mooring jetty construction which is fifteen kilometres offshore Java will reach mechanical completion in February 2012. Khannur, in compliance with cabotage requirements, is now Indonesian flagged and has been renamed Nusantara Regas Satu. The vessel is in the final stages of vessel registration prior to its importation. First gas is expected during second quarter 2012.

LNG Market

Incremental LNG supplies remain available in the market, limited primarily to West African, US Gulf Coast re-export, NW Europe re-export and Middle East sources.

During this quarter, Far East demand was soft due to mild weather and oversupply for fourth quarter 2011 deliveries. Consequently, buying interest became more opportunistic as a direct result of ullage constraints in both Korea and Japan. As such, the recent over supply in the Far East for fourth quarter 2011 deliveries pushed additional deliveries out further. By the end of the year most Utilities were covered as far out as February and focusing on securing March deliveries. With anticipation of spot cargo prices falling in the first quarter 2012 and ample available supply, there was no urgency to source forward cargoes. While forward appetite for incremental supply in the Far East is expected to remain strong going into the summer period, the anticipated announcement of which Japanese nuclear reactors will be allowed to restart in 2012 will influence and determine Japanese buying interest for the second quarter of 2012 and beyond. Nuclear utilization in Japan continues to fall, and could drop to zero by spring.

While Europe remained quiet, South American markets remain active with considerable supply moving into both Argentina and Brazil, even as their peak demand season came to a close. Increased demand in South America surfaced, with a tender from Argentina resulting in Enarsa securing 3.2 million tonnes of LNG for delivery in 2012 into both Escobar and Bahia Blanca, first delivery was expected in January. Re-export opportunities out of the United States and Europe have gained ground with up to 33 cargoes re-exported in 2011.

New LNG supply projects slated to come on line in the coming quarters have been delayed. Start-up of Woodside’s Pluto Train 1 is now expected in March 2012, while Angola LNG is slated to come on line towards the end of the second quarter 2012. In addition to these, supply projects under construction in both the Atlantic and Pacific Basin have reached close to 73 million tonnes, with 54 million tonnes slated to come on line by 2016. Furthermore, two projects (Sabine LNG Export / Australia Pacific LNG Train 2) are close to announcing a final investment decision, adding an additional capacity of 22.5 million tonnes to projects under construction.

This additional new production in 2012 from Pluto and Angola LNG, together with debottlenecking projects and the ramp up of the significant number of new projects that have recently started up could add up to 14 million tonnes of LNG (or approximately 5.2% of total current production) to the market by the end of 2012. In the same timeframe only 2 conventional size vessels are expected to be delivered, both dedicated to lift project volumes from Malaysia and Angola.

Outlook

The Company remains very encouraged with the robust growth outlook of the LNG industry which is now in plain sight. Albeit with minor delays inevitable, production from committed new trains and debottlenecking projects will be adding significant quantities of LNG to the market. Additional projects, notably in the United States, are nearing the point of commitment which may further increase the trend. Liquefaction capacity, excluding U.S capacity, is expected to grow by more than 15% by 2015. LNG quantities, as a percentage of total production, traded on a short term basis continue to increase. Japan’s power companies and China’s total LNG import increased by 39% and 30%, respectively, from 2010. All these factors are contributors to the strong forward demand for LNG shipping capacity for many years to come.

In response, the Board has taken several key steps to position the Company to capitalize on this market environment. With the recent additional newbuild orders the Company has a total of 13 modern LNG carriers including 2 FSRU's available for new chartering opportunities in the period 2012- 2014. In addition the company has several older vessels available. The Company will use the existing open positions to seek strategic partnerships as well as creating a balanced portfolio of short, medium and long term charters. In addition to the contracts with Hyundai, Golar is in final discussions with regards to further increasing the Company's new building investment. With these new investments in vessels at attractive prices, the current portfolio of long term charters and the corporate structure including Golar LNG Partners, the Company is well positioned to serve its customers’ rapid expansion and to grow earnings aggressively in the years the come. The Board is committed to making the Company the world’s leading independent LNG shipping company.

The Board is hopeful that a significant part of the Company’s current market capitalization can be repaid to shareholders in the form of cash dividends in the next three to five years. The size of the dividend will be dependent on asset sales to Golar LNG Partners L.P (“Golar Partners”), financing of its existing newbuild programme, any potential monetisation of its holding in and dividend receipts from Golar Partners and cash flow from its normal activities.

The Company expects its first quarter 2012 EBITDA to be in line with fourth quarter 2011 before the impact of reactivation costs. However, with the commencement of charters for Grand, Arctic and revenue contribution from Hilli, Gandria and Khannur, the Company expects that its EBITDA will have grown by more than 40% in the second quarter. EBITDA is expected to grow further in the third and fourth quarter 2012 based on existing contracts. Further growth can be expected in 2013 and 2014 when the newbuildings are delivered and the total fleet increases from 13 to 24 units. The board is excited about the outlook for the Company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our

FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

February 21, 2012
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900

Doug Arnell - Chief Executive Officer

Brian Tienzo - Chief Financial Officer

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

INCOME STATEMENT	2011	2011	2010	2011	2010
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan - Dec	Jan-Dec

Operating revenues	80,622	77,771	64,615	299,848	244,045

Vessel operating expenses	17,622	14,970	15,180	62,872	52,910
Voyage and charterhire expenses	1,022	357	3,172	6,042	32,311
Administrative expenses	9,896	6,162	7,455	33,679	22,832
Depreciation and amortization	18,301	17,060	16,432	70,286	65,076
Impairment of long-term assets	500	–	4,500	500	4,500
Total operating expenses	47,341	38,549	46,739	173,379	177,629

Other operating gains and losses	515	6,258	(2,862)	(5,438)	(6,230)

Operating income	33,796	45,480	15,014	121,031	60,186

Gain on sale of available-for-sale-securities	–	–	2,379	541	4,196

Financial income (expenses)
Interest income	565	428	401	1,757	4,290
Interest expense	(6,136)	(5,338)	(7,474)	(25,773)	(32,654)
Other financial items	(47)	(20,015)	(8,314)	(29,086)	(38,597)
Net financial expenses	(5,618)	(24,925)	(15,387)	(53,102)	(66,961)

Income (losses) before taxes, equity in net earnings of associates and non-controlling interests	28,178	20,555	2,006	68,470	(2,579)
Taxes	(926)	1,019	94	1,705	(1,427)
Equity in net earnings (losses) of investees	(240)	(431)	(356)	(1,900)	(1,435)

Net income (loss)	27,012	21,143	1,744	68,275	(5,441)
Net (income) loss attributable to non-controlling interests	(9,832)	(7,400)	2,970	(21,625)	5,825
Net income (loss) attributable to Golar LNG Ltd	17,180	13,743	4,714	46,650	384

Basic and diluted earnings (loss) per share ($)	$ 0.21	$ 0.17	$ 0.07	$ 0.62	$ 0.01

The accompanying notes are an integral part of these condensed consolidated financial statements

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Statement of Comprehensive Income	2011	2011	2010	2011	2010
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

Net income (loss)	27,012	21,143	1,744	68,275	(5,441)

Other comprehensive (loss) income:
Losses associated with pensions (net of tax)	(3,139)	–	(95)	(3,139)	(95)
Unrealized losses on marketable securities	–	–	(1,087)	–	(9,942)
Unrealized net gain (loss) on qualifying cash flow hedging instruments	2,930	(2,306)	6,250	1,024	(8,578)

Other comprehensive (loss) income	(209)	(2,306)	5,068	(2,115)	(18,615)

Comprehensive income (loss)	26,803	18,837	6,812	66,160	(24,056)

Comprehensive income (loss) attributable to:
Stockholders of Golar LNG Limited	16,354	11,577	5,545	43,636	(14,108)
Non-controlling interests	10,449	7,260	1,267	22,524	(9,948)

	26,803	18,837	6,812	66,160	(24,056)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

BALANCE SHEET	2011	2010
(in thousands of $)	Dec-31	Dec-31

ASSETS
Short-term
Cash and cash equivalents	66,913	164,717
Restricted cash and short-term investments	28,012	21,815
Other current assets	10,687	17,578
Amounts due from related parties	354	222
Long-term
Restricted cash	185,270	186,041
Equity in net assets of non-consolidated investees	22,529	20,276
Newbuildings	190,100	–
Vessels and equipment, net	1,704,907	1,618,803
Other long-term assets	23,862	48,320
Total assets	2,232,634	2,077,772

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	64,306	105,629
Current portion of capital lease obligations	5,909	5,766
Other current liabilities	164,747	135,323
Amounts due to related parties	21,178	438
Long-term
Long-term debt	627,243	681,549
Long-term debt to related parties	80,000	10,000
Obligations under capital leases	399,934	406,109
Other long-term liabilities	113,497	133,636
Equity
Non-controlling interests	78,055	188,734
Stockholders’ equity	677,765	410,588

Total liabilities and stockholders’ equity	2,232,634	2,077,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

STATEMENT OF CASH FLOWS	2011	2011	2010	2011	2010
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income (loss)	27,012	21,143	1,744	68,275	(5,441)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	18,301	17,060	16,432	70,286	65,076
Amortization of deferred tax benefits on intragroup transfers	(1,814)	(1,814)	–	(6,687)	–
Amortization of deferred charges	359	367	72	1,484	1,494
Loss on termination of financing arrangements	–	–	7,777	–	7,777
Undistributed net earnings (losses) of non-consolidated investee	240	431	356	1,900	1,435
Drydocking expenditure	(2,264)	(7,852)	–	(19,773)	(7,369)
Stock-based compensation	889	415	513	1,970	1,869
Gain on available-for-sale-securities	–	–	(2,379)	(541)	(4,196)
Change in market value of derivatives	(3,556)	17,386	(7,986)	3,117	-
Trade accounts receivable	2,849	29,384	(301)	5,245	(2,010)
Inventories	1,099	39,727	(22)	2,479	1,166
Prepaid expenses, accrued income and other assets	2,421	(3,267)	31,274	(3,721)	(17,629)
Amount due from/to related companies	(440)	(2)	254	(404)	713
Trade accounts payable	(23,413)	(30,231)	8,412	(12,804)	(7,221)
Accrued expenses	(5,943)	(8,106)	(6,962)	8,082	409
Interest element included in capital lease obligations	270	252	275	898	762
Unrealized foreign exchange (gain)/loss	(183)	(3,505)	(1,654)	1,669	(5,180)
Impairment of long-term assets	500	–	4,500	500	4,500
Other current and long-term liabilities	2,069	643	9,182	(5,367)	15,555
Net cash provided by operating activities	18,396	72,031	61,487	116,608	51,710

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

STATEMENT OF CASH FLOWS (continued)	2011	2011	2010	2011	2010
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(13,488)	(44,362)	(2,470)	(99,082)	(33,927)
Additions to newbuildings	(8,136)	(64,642)	-	(190,100)	-
Additions to unlisted investments	(3,833)	(97)	(107)	(4,152)	(469)
Placement of long-term restricted cash	–	–	–	(1,739)	–
Proceeds from sale of investments in available-for-sale securities	–	–	–	901	7,711
Proceeds from disposal of marketable securities	–	–	4,238	–	–
Restricted cash and short-term investments	(238)	8,241	393,812	(4,472)	391,421
Net cash (used in) provided by investing activities	(25,695)	(100,860)	395,473	(298,644)	364,736
FINANCING ACTIVITIES
Proceeds from short-term debt	–	–	–	23,600	–
Proceeds from long-term debt	–	–	–	–	125,000
Proceeds from long-term debt to related parties	–	45,000	–	80,000	–
Repayments of obligations under capital leases	(1,463)	(1,552)	(342,342)	(6,054)	(354,881)
Repayments of long-term debt	(21,573)	(9,619)	(24,231)	(105,750)	(110,037)
Repayments of short-term debt	–	(23,600)	–	(23,600)	–
Cash dividends paid	(12,939)	(11,769)	(27,214)	(65,022)	(45,761)
Acquisition of non-controlling interest	–	(275)	(15,741)	(108,050)	(15,741)
Non-controlling interest dividends	(6,220)	(5,312)	(1,000)	(12,532)	(3,120)
Proceeds from exercise of share options (including disposal of treasury shares)	995	2,471	3,448	13,845	2,985
Proceeds from sales of shares in non-controlling interests	–	–	5,605	–	5,549
Proceeds from issuance of equity in subsidiaries to non-controlling interests	–	–	3,304	287,795	3,304
Proceeds arising from exercise of warrants	–	–	18,742	–	18,742
Net cash (used in) provided by financing activities	(41,200)	(4,656)	(379,429)	84,232	(373,960)
Net (decrease) increase in cash and cash equivalents	(48,499)	(33,485)	77,531	(97,804)	42,486
Cash and cash equivalents at beginning of period	115,412	148,897	87,186	164,717	122,231
Cash and cash equivalents at end of period	66,913	115,412	164,717	66,913	164,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contrib- uted Surplus	Accumulated Other Comprehensi- ve loss	Accumulated Retained Earnings	Total before Non-Controlling Interest	Non-Controlling Interest	Total Stockholders’ Equity

Balance at December 31, 2010	67,809	(2,280)	100,285	200,000	(33,312)	78,086	410,588	188,734	599,322

Net income	–	–	–	–	–	46,650	46,650	21,625	68,275
Dividends	–	–	–	–	–	(86,156)	(86,156)	–	(86,156)
Share options charge	–	–	1,970	–	–	–	1,970	–	1,970
Incorporation costs	–	–	40	–	–	–	40	–	40
Disposal of treasury shares	–	2,280	–	–	–	–	2,280	–	2,280
Non-controlling interest dividends	–	–	–	–	–	–	–	(12,532)	(12,532)
Exercise of share options	825	–	12,493	–	–	(4,487)	8,831	667	9,498
Acquisition of shares in non-controlling interest¹	11,603	–	3,853	–	1,378	–	16,834	(129,379)	(112,545)
Creation of non-controlling interest [2]	–	–	183,010	–	–	–	183,010	104,773	287,783
Impact of transfer of Freeze into Golar Partners[3]	–	–	96,732	–	–	–	96,732	(96,732)	–
Other comprehensive (loss) income	–	–	–	–	(3,014)	–	(3,014)	899	(2,115)

Balance at December 31, 2011	80,237	–	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

The accompanying notes are an integral part of these condensed consolidated financial statements.

Footnote:
1.	In connection with the acquisition of the Golar Energy shares the company increased its ownership of Golar Energy during the period from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company’s share capital by 11,603,253 and share premium by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share. The remaining Golar Energy shares were acquired at a price of approximately $5 per share. As a result of this non-controlling interest of $129.4 million was eliminated and the difference between the NCI and consideration paid was recognised as a reduction in APIC of $335.9 million.

2.	In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP (Golar Partners), which is listed on the NASDAQ stock exchange under the symbol “GMLP”. As a result of the offering the Company’s ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million (net proceeds of $287.8 million).

3.	In October 2011, certain subsidiaries which owned the FSRU, the Golar Freeze, were dropped down into Golar Partners. Purchase consideration was based upon the fair value of the entities, net of debt assumed. Golar Partners accounted for this acquisition as a transfer under common control. Under this method the book value of the net assets acquired is recognised on the Golar Partner’s balance sheet and the excess of proceeds paid by Golar Partners over these book values is accounted for as an equity distribution. At Golar Partners’ level, the overall impact of this accounting treatment is a reduction in equity. This reduction in overall equity at Golar Partners' level results in a reduction of the non-controlling interest relating to Golar Partner's in the Company's financial statements.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.	GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited (“World Shipholding”), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2011, World Shipholding owned 45.81% (December 31, 2010: 45.75%) of Golar.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements for the year December 31, 2010.

As explained in further detail in the Company’s 2010 annual financial statements, certain amounts reported in prior periods have been reclassified to be consistent with the current quarter’s and year’s presentation. In the opinion of management these condensed consolidated interim financials include all adjustments, of a normal recurring nature, necessary for a fair statement.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2010.

3.	SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar’s reportable segments consist of the primary services it provides. Although Golar’s segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company’s consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

• Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
• LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

Prior to the creation of the LNG trading business in September 2010, the Company had not presented segmental information as it considered it operated in one reportable segment, the LNG vessel market. The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Three months ended December 31, 2011			Three months December 31, 2010

	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	80,622	-	80,622	64,615	-	64,615
Vessel and voyage operating expenses	(18,644)	-	(18,644)	(18,352)	-	(18,352)
Administrative expenses	(9,284)	(612)	(9,896)	(5,130)	(2,325)	(7,455)
Impairment of long-term assets	(500)	-	(500)	(4,500)	-	(4,500)
Depreciation and amortization	(18,179)	(122)	(18,301)	(16,408)	(24)	(16,432)
Other operating gains and losses	-	515	515	-	(2,862)	(2,862)

Operating income (loss)	34,015	(219)	33,796	20,225	(5,211)	15,014
Gain on sale of available-for-sale securities	-	-	-	2,379	-	2,379
Net financial expenses	(5,642)	24	(5,618)	(15,201)	(186)	(15,387)
Income taxes	(926)	-	(926)	94	-	94
Equity in net losses of investees	(240)	-	(240)	(356)	-	(356)

Net income (loss)	27,207	(195)	27,012	7,141	(5,397)	1,744
Non-controlling interests	(9,832)	-	(9,832)	2,970	-	2,970
Net income attributable to Golar LNG Ltd	17,375	(195)	17,180	10,111	(5,397)	4,714

Total assets at Dec 31, 2011	2,230,006	2,628	2,232,634	2,038,384	39,388	2,077,772

(in thousands of $)	Year ended December 31, 2011			Year ended December 31, 2010

	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	299,848	-	299,848	244,045	-	244,045
Vessel and voyage operating expenses	(68,914)	-	(68,914)	(85,221)	-	(85,221)
Administrative expenses	(26,988)	(6,691)	(33,679)	(16,580)	(6,252)	(22,832)
Impairment of long-term assets	(500)	-	(500)	(4,500)	-	(4,500)
Depreciation and amortization	(69,814)	(472)	(70,286)	(65,038)	(38)	(65,076)
Other operating gains and losses	-	(5,438)	(5,438)	-	(6,230)	(6,230)

Operating income (loss)	133,632	(12,601)	121,031	72,706	(12,520)	60,186
Gain on sale of available-for-sale securities	541	-	541	4,196	-	4,196
Net financial expenses	(52,593)	(509)	(53,102)	(66,775)	(186)	(66,961)
Income taxes	1,705	-	1,705	(1,427)	-	(1,427)
Equity in net losses of investees	(1,900)	-	(1,900)	(1,435)	-	(1,435)

Net income (loss)	81,385	(13,110)	68,275	7,265	(12,706)	(5,441)
Non-controlling interests	(21,625)	-	(21,625)	5,825	-	5,825
Net income attributable to Golar LNG Ltd	59,760	(13,110)	46,650	13,090	(12,706)	384

Total assets at Dec 31, 2011	2,230,006	2,628	2,232,634	2,038,384	39,388	2,077,772

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

3.	SEGMENTAL INFORMATION (continued)

Revenues from external customers

The vast majority of the Company’s Vessel Operations arise under time charters and in particular with three charterers, Petrobras, Dubai Supply Authority and Pertamina. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Pertamina is the state-owned oil and gas company of Indonesia. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company’s performance either according to customer or geographical region.

For the three and twelve months period ended December 31, 2011 and 2010, revenues from the following customers accounted for over 10% of the Company’s consolidated revenues:

(in thousands of $)	Three months ended December 31,				Year ended December 31,
	2011		2010		2011		2010

Petrobras	23,702	29%	22,767	35%	93,740	31%	90,652	37%
Qatar Gas Transport Company	11,667	14%	-	-	35,461	12%	-	-
DUSUP	12,041	15%	11,990	19%	47,047	16%	29,893	12%
Pertamina	9,273	12%	9,065	14%	37,685	13%	36,944	15%
BG Group plc	6,338	8%	6,309	10%	25,013	8%	49,147	20%
Shell	-	-	8,382	13%	5,105	2%	25,440	10%

4.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the twelve and three month periods ended December 31, 2011 and 2010 respectively, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended December 31,		Year ended December 31,
(in thousands of $)	2011	2010	2011	2010
Net income attributable to Golar LNG Ltd available to stockholders – basic and diluted	17,180	4,714	46,650	384

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

4.	EARNINGS PER SHARE (continued)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended December 31,		Year ended December 31,
(in thousands of $)	2011	2010	2011	2010
Basic earnings per share

Weighted average number of shares	80,164	67,657	74,707	67,597
Weighted average number of treasury shares	-	(346)	-	(424)

Weighted average number of common shares outstanding	80,164	67,311	74,707	67,173

	Three months ended December 31,		Year ended December 31,
(in thousands of $)	2011	2010	2011	2010
Diluted earnings per share:

Weighted average number of common shares outstanding	80,164	67,311	74,707	67,173
Effect of dilutive share options	105	78	326	220

Common stock and common stock equivalents	80,269	67,389	75,033	67,393

Earnings per share are as follows:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

Basic and diluted	$0.21	$0.07	$0.62	$0.01

5.	NEWBUILDINGS

The Company has contracts to build seven LNG carriers and two FSRU’s at a total contract cost of approximately $1.8 billion. As at December 31, 2011, $190.1 million of newbuild costs had been capitalized. The remaining installments for these vessels are due to be paid as follows:

(in millions of $)

Payable in 12 months to December 31, 2012	152.4
Payable in 12 months to December 31, 2013	914.8
Payable in 12 months to December 31, 2014	576.7

1,643.9

6.	VESSELS AND EQUIPMENT

Significant additions to vessels and equipment for the year ended December 31, 2011 include $128.8 million costs relating to the conversion of the Khannur to a FSRU and $13.7 million in relation to the reactivation of the Gimi.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

7.	DEBT AND CAPITAL LEASES

As of December 31, 2011 and December 31, 2010, the Company had long-term debt outstanding of $771.5 million and $797.2 million, respectively.

The Company’s capital lease obligations as at December 31, 2011, and December 31, 2010, were $405.8 million and $411.9 million, respectively.

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding. See note 9 for details.

8.	FINANCIAL INSTRUMENTS

Fair values
The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of the Company’s financial instruments at December 31, 2011 and December 31, 2010 are as follows:

		December 31, 2011		December 31, 2010
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair value

Non-Derivatives:
Cash and cash equivalents	Level 1	66,913	66,913	164,717	164,717
Restricted cash and short-term investments	Level 1	213,282	213,282	207,856	207,856
Long-term unlisted investments (1)		7,347	N/a	7,347	N/a
Long-term debt – fixed (1)		-	-	10,000	10,000
Long-term debt – floating (1)		771,549	771,549	787,178	787,178
Obligations under capital leases (1)		405,843	405,843	411,875	411,875
Derivatives:
Commodity contracts asset (2)	Level 2	-	-	111	111
Interest rate swaps liability (2)	Level 2	59,084	59,084	50,051	50,051
Foreign currency swaps liability (2)	Level 2	27,622	27,622	26,205	26,205

1.	The fair value hierarchy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
2.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

8.	FINANCIAL INSTRUMENTS (continued)

The carrying values of cash and cash equivalents, which are highly liquid, are a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

As at December 31, 2011, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT Offshore Toscana S.p.A, or OLT-O were not recoverable. Accordingly, the Company did not estimate the fair value of this investment as at December 31, 2011.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses. Trading gains of $0.5 million and $5.4 million loss were recognized in the three and twelve month periods ended December 31, 2011, respectively and trading losses of $2.7 million and $6.2 million were recognized in the three and twelve month periods ended December 31, 2010, respectively.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

As of December 31, 2011, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges amounting to $436.3 million:

Instrument	Notional value	Maturity Dates	Fixed Interest Rates
(in thousands of $)
Interest rate swaps:
Receiving floating, pay fixed	899,080	2012-2018	0.92% to 5.04%

At December 31, 2011, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $899.1 million (December 31, 2010: $620.3 million).

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

9.	RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	December 31, 2011	December 31, 2010
Frontline	181	(278)
Bluewater Energy Services B.V.	125	-
Ship Finance	47	124
World Shipholding*	(21,134)	-
Seatankers	(43)	(62)

	(20,824)	(216)

*Relates to unpaid dividends declared on August 19, 2011 and November 18, 2011 relating to the second and third quarters of 2011, respectively.

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

Faraway Maritime Shipping Company, which is 60% owned by the Company and 40% owned by China Petroleum Corporation (“CPC”), paid dividends totalling $1.75 million and $6.0 million during the three and twelve month periods ended December 31, 2011, respectively and $3.8 million and $7.8 million for the three and twelve months period ended December 31, 2010, respectively.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited. World Shipholding Limited is a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. The outstanding balance of $10 million as at December 31, 2010 was repaid in March 2011.

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. The Company drew down an initial amount of $35 million in April 2011 and an additional $45 million in July 2011. As of December 31, 2011 the outstanding balance on the facility is $80.0 million. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company incurred and paid interest on the loan of $0.8 million and $1.8 million during the three and twelve months ended December 31, 2011, respectively.

The company completed the acquisition of its subsidiary, Golar Energy once a compulsory share offer was made on June 3, 2011 resulting in the delisting of Golar Energy from Oslo Axess on July

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

9.	RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties (continued):

4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company’s share capital by 11,603,253 and share premium by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share. The remaining Golar Energy shares were acquired at a price of $5 per share. As a result of this the non-controlling interest (“NCI”) of $129.3 million was eliminated and the difference between the NCI and the consideration paid was recognized as a reduction in additional paid in capital of $335.9 million.

In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP (“Golar Partners”), which is listed on the NASDAQ stock exchange under the symbol “GMLP”. As a result of the offering the Company’s ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million.

In October 2011, the Company disposed of certain 100% interests in subsidiaries which owned the FSRU, the Golar Freeze to Golar Partners for purchase consideration of $330 million net of the assumption of debt of $108 million.

10.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	December 31, 2011	At December 31, 2010

Book value of vessels secured against long-term loans and capital leases	1,704,907	1,618,803

11.	SUBSEQUENT EVENTS

The Board has proposed an increased quarterly cash dividend of $0.325 per share in respect of the fourth quarter 2011 results. The record date for the dividend is March 11, 2012, ex-dividend date is March 7, 2012 and the dividend will be paid on or about March 21, 2012.

The Company’s US listed subsidiary, Golar LNG Partners LP announced on February 6, 2012 that its board of directors has declared a quarterly cash distribution with respect to the quarter ended December 31, 2011 of $0.43 per unit. This represents an increase of $0.03 per unit or 7.5 per cent from the previous quarter. This cash distribution will be paid on February 15, 2012 to all unitholders of record as of the close of business on February 9, 2012.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

11.	SUBSEQUENT EVENTS (continued)

On January 23, 2012, the Company acquired the remaining 50% share interest in Bluewater Gandria N.V. from Bluewater Energy Services B.V. for $19.5 million. The Company became 100% owner of the LNG Carrier Gandria as a result of this transaction.

The Company has also made a firm commitment to reactivate the LNG Carrier Hilli. The vessel has been brought to Keppel Shipyard for a $15 million upgrading project. The Company is targeting her readiness for service prior to the end of March 2012.

In January 2012, the Company extended its $80 million revolving credit facility with a company related to our major shareholder, World Shipholding, by a further $65 million, under the same terms. The Company drew down $65 million in January 2012. As of January 31, 2012, the outstanding balance on the facility was $145 million. The facility will be further extended to $250 million from February 2012.

In February 2012, the Company entered into newbuild contracts for two LNG carriers with fixed price options for a further two with a Korean shipbuilder. Both vessels will be delivered in the second half of 2014. The total cost for the two vessels is approximately $400 million.

Responsibility Statement
We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to December 31, 2011 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first nine months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining three months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 22, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer